April 3, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention:	Jeffrey R. Gordon, Staff Accountant

Anne M. McConnell, Staff Accountant

Edward M. Kelly, Senior Counsel

Asia Timmons-Pierce, Special Counsel

Re: Growth Capital Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted February 27, 2020

CIK 0001498233

Ladies and Gentlemen:

Growth Capital Acquisition Corp. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 25, 2020 regarding our Draft Registration Statement on Form S-1 submitted on February 27, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Draft Registration Statement on Form S-1 filed February 27, 2020

General

1.	Comment: Provide us copies of all written communications as defined by Rule 405 under the Securities Act that you or anyone authorized to do so on your behalf present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact us if you have this information.

Response: Please be advised that the neither the Company nor anyone authorized by the Company presented any written communications as defined by Rule 405 under the Securities Act to potential investors in reliance on Section 5(d) of the Securities Act.

Past performance by Maxim (and its affiliates), including our management, may not be indicative of future performance..., page 47

2.       Comment: Disclosure that your officers and directors have not had experience managing blank check companies or special purpose acquisition companies appears inconsistent with disclosure on page 4 and elsewhere that your two co-chief executive officers, Messrs. Prokopios Tsirigakis and George Syllantavos, have been the founders, officers, and directors of three blank check companies that completed business combinations. Please reconcile the disclosures.

Response: The disclosures in the registration statement have been revised.

Capitalization, page 73

3.       Comment: Please enhance your disclosures to clearly show how you arrived at each as adjusted amount in the notes to your capitalization table. You should also disclose any significant estimates and/or assumptions that you used to arrive at each amount. In addition, please revise the as adjusted total liabilities to include the $5,250,000 marketing fee, or explain why you do not believe that this liability should be reflected.

Response: The disclosures in the registration statement have been revised as requested and the table has been updated to include the $5,250,000 marketing fee.

Experts, page 153

4.       Comment: Based on the change in your auditor, please provide the disclosures required by Item 304 of Regulation S-K, including a letter from your former auditor agreeing or disagreeing with your disclosures, filed as an exhibit to the registration statement.

Response: The disclosures required by Item 304 of Regulation S-K have been included in the registration statement. In addition, a letter from the former auditor with respect to the Company’s disclosures has been filed as an exhibit to the registration statement.

Consolidated Financial Statements

General, page F-1

5.       Comment: Please revise the notes to your financial statements to disclose the date through which subsequent events have been evaluated, and state whether that date is the date that the financial statements were issued or the date that the financial statements were available to be issued. Refer to SC 855-10-50-1.

Response: The disclosures in the registration statement have been revised as requested.

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Report of Independent Registered Public Accounting Firm, page F-3

6.       Comment: We note that the Wagner & Zwerman LLP report for FY 2018 includes language outside of the requirements for the auditor’s unqualified report. Please explain what led the firm to include the extra information.

Response: Because the audit report of Wagner & Zwerman LLP for FY 2018 relates solely to such fiscal year, the reference to Prior Period Financial Statements has been deleted from their audit report, and a revised audit report is being filed with the amended registration statement.

7.       Comment: Please ask Wagner & Zwerman LLP to confirm to us that it did not provide compilation services or any other independence-impairing services that would affect its audit of the company’s financial statements as of and for the year ended March 31, 2018. Refer to Item 2.01(c)(4) of Regulation S-X.

Response: We have been advised by Wagner & Zwerman LLP that it did not provide compilation services or any other independence-impairing services that would affect its audit of the Company’s financial statements as of and for the year ended March 31, 2018.

Note 1 - Description of Organization and Business Operations

Income Taxes, page F-11

8.       Comment: Please revise your disclosure to clarify, if true, that there were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2019, March 31, 2019, and March 31, 2018. We note that your current disclosure refers to March 31, 2018 twice.

Response: The disclosures in the registration statement have been revised as requested.

Note 4 - Related Party Transactions, page F-12

9. Comment: It appears that you will enter into a registration rights agreement on or before the effective date of this offering. Please disclose whether you anticipate any maximum cash penalties under the registration rights agreement and/or any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

Response: In response to the Staff’s comment, the disclosure in Note 4 has been revised to state that no cash penalties will be payable under the registration rights agreement.

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We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Jeffrey Rubin, Esq. at jrubin@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ George Syllantavos
George Syllantavos
Chief Executive Officer
cc:	Jeffrey Rubin, Esq.

Ellenoff Grossman & Schole LLP

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